UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______X________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 28, 2005

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

Queenston Mining and Western Silver sign agreement to explore Mexican Silver-Lead-Zinc-Copper-Gold Project

TORONTO, Canada, July 28, 2005.  Queenston Mining Inc. (TSX:QMI) and Western Silver Corporation (AMEX:WTZ), (TSX:WTC) announce that they have entered into a Letter of Intent to explore a large CRD (Carbonate Replacement Deposit) property located in Chihuahua State, Mexico.

The Sierra Almoloya property, owned 100% by Western Silver, represents a large ground position that totals 17,500 hectares covering the historic Almoloya Ag-Pb-Zn-Au mining district located 40 km east of the mining community of Parral in southern Chihuahua State. The district is located along the intersection of two regional structures that host the operating Santa Barbara Mine (25 million tonnes @ 113 g/t Ag, 1.72% Pb, 3.34% Zn and 0.4 g/t Au) and the Naica Mine (26 million tonnes @ 213 g/t Ag, 5.9% Pb, 5.6% Zn and 0.4% Cu) in one of the worlds most productive regions for CRD deposits.

The property is accessible by road and contains numerous mineral showings and historic production from principally the Cigarrero Mine which exploited exceptionally high contents of Ag, Zn, Pb and Au. Production from high-grade oxide chimneys and mantos from the Cigarrero Mine commencing in the 1850’s was reported to be 1,250,000 tonnes grading 600 g/t Ag, 40% Pb, 25% Zn, 1% Cu and variable  Au. Mining at Cigarrero ceased in the 1920’s when the shallow oxide reserves were depleted and interest in deeper sulphide mineralization was low. Since the end of mining operations the property ownership was disjointed and remained that way until 2002 when Western Silver consolidated the land ownership in the district.

In 2002, Anglo American acquired contiguous claims in the district, optioned the Western Silver property and conducted a program of geological mapping, geochemistry and geophysics. This was the first period of modern exploration in the district and was successful in identifying three areas that are highly prospective for CRD-style Ag-Zn-Pb mineralization. Although a drilling program was recommended, in 2003 Anglo American returned the entire property to Western Silver without testing any of the targets.

A site visit made to the property in May 2005 by Queenston management confirmed the presence of widespread alteration and mineral occurrences in limestone and marble indicating a large hydrothermal system some 14 km x 12 km in extent that is highly prospective for both sulphide and oxide base metal deposits. Of immediate interest is a large, (.5 km x 1 km) uniform chargeability and resistivity anomaly underlying a portion of the property that is characterized by mineralized replacement structures, silica caps, copper-oxide and galena mineralization. This broad anomaly, that begins at -200 m and continues to -400 m, is interpreted to represent sulphides associated with either skarn or porphyry type mineralization.

Queenston can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four-year period, with minimum expenditures of US$200,000 in the first year. Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision at which time Western can either elect to contribute 25% of the capital expenditures required to achieve production or convert its participating interest to a 15% net profits interest.

The Sierra Almoloya venture offers Queenston a unique exploration opportunity in a mining friendly, highly prospective setting with an experienced partner who is advancing a large silver project towards production in the same region.  Following the formation of a Mexican subsidiary, Queenston is planning a drilling program on the Sierra Almoloya property.

Queenston maintains an aggressive exploration program on its prime asset in the Kirkland Lake gold camp in northeastern Ontario. In 2005, it has embarked on a CDN$3 program drilling along proven mine trends that have hosted historic production of 40 million ounces of gold. Western Silver is focused on discovering and developing silver properties in the Americas. The Penasquito property located in central Mexico is its primary project and is regarded as one of the world’s largest undeveloped silver deposits.

Charles E. Page, P. Geo. and President of Queenston has prepared this news release and acted as qualifying person for its contents.

For further information contact:

QUEENSTON MINING INC.

          WESTERN SILVER CORPORATION

Charles E. Page, P. Geo., President and CEO

          Tom Patton, Ph. D., President and COO

Hugh D. Harbinson, Chairman

          F. Dale Corman, P. Eng., Chairman and CEO

Tel: (416)364-0001  Fax: (416)364-5098

                        Tel: (604) 684-9497 Fax: (604) 669-2926

E-mail: Info@queenston.ca

          E-mail: info@westernsilvercorp.com

Website: www.queenston.ca

          Website: www.westernsilvercorp.com